Whiteford, Taylor & Preston L.L.P.

DELAWARE*
DISTRICT OF COLUMBIA
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Alexander Ashrafi	1021 E. Cary Street	MARYLAND
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November 13, 2023

Via EDGAR

Ronald Alper

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MCI Income Fund VII, LLC
Amendment No. 4 on Form 1-A
Initially Filed November 18, 2022
File No. 024-12073
CIK: 0001954416

Dear Mr. Alper:

This letter is being submitted on behalf of MCI Income Fund VII, LLC, a Delaware limited liability company (the “Issuer”), with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-12073), filed with the United States Securities and Exchange Commission (the “Commission”) on November 18, 2022; the First Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on January 5, 2023; the Second Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on March 23, 2023; and the Third Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on June 21, 2023 (together, the “Offering Statement”). In response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) during a telephone call on October 16, 2023, this letter is being submitted contemporaneously with the filing of the fourth amendment of the Offering Statement (the “Fourth Amendment”). In response to the Staff’s comment, the Issuer directs the Staff to the revised disclosure set forth in the Fourth Amendment under “Executive Officers – Track Record of Our Sponsor” beginning on page 64.

Sincerely,

/s/ Alexander Ashrafi
Alexander Ashrafi
Associate